Filed by two

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: two

Commission File No.: 001-40292

Date: October 6, 2023

On October 6, 2023, LatAm Logistic Properties S.A., which is a party to a previously disclosed Business Combination Agreement, dated as of August 15, 2023, with two, among other parties, issued the following press release.

PRESS RELEASE

LatAm Logistic Properties S.A. Announces New Leases for Facilities in Peru and Costa Rica

Prominent tenants sign new leases for a total of 417,365 square feet

SAN JOSÉ, COSTA RICA, October 6, 2023 – LatAm Logistic Properties S.A. (d/b/a LatAm Logistic Properties) (“LLP”), a leading developer, owner, and manager of institutional quality, Class A industrial and logistics real estate in Central and South America, today announced the signing of lease agreements in three of its new logistic facilities, including two properties in Peru and one in Costa Rica. Given the new leases, LLP’s multi-country operating portfolio will have an occupancy rate of approximately 99.4% (or 96.6% when properties under development are included).

The new leases, which comprise a total gross leasable area (“GLA”) of 417,365 square feet, and represent approximately 6.0% of the existing portfolio, include the following:

● LatAm Lima Sur Logistic Park, Lima, Peru. A major Peruvian importing, marketing and distribution company, which distributes its own brands as well as many global brands, has pre-leased 222,700 square feet, or 100%, of Building B500 for a 10-year term. The facility is expected to be completed in the first quarter of 2024. LatAm Lima Sur Logistic Park is a six-building complex located in the Lurin district, a growing urban hub of Peru. Including the new lease, the total project occupancy for the Lima Sur complex will be approximately 95%.

● LatAm Callao Logistic Park, Callao, Peru. One of the leading mass consumer branded products companies in the Andean Region, headquartered in Peru and operating across several Latin American countries, has pre-leased 102,000 square feet, or approximately 62%, of Building B100 in this 4-building complex for a 6-year term. Strategically located in a modern complex adjacent to Jorge Chávez Airport, Building B100 is expected to be completed in late 2023. Including the new lease, the total project occupancy for the LatAm Callao complex will be approximately 85%.

● LatAm Verbena Logistic Park, San José, Costa Rica. A Fortune 500, US-based branded consumer products company has pre-leased 92,665 square feet, or approximately 60%, of a new facility under development, for a 5-year term. The facility is expected to be completed in the first quarter of 2024. The facility is located in the LatAm Verbena Logístic Park complex, which comprises a total of 834,000 square feet. Including the new lease, the total project occupancy for the Verbena complex will be approximately 94%.

“We are pleased that these new leases represent the continued realization of LLP’s well-established strategy of providing modern, world class logistic properties to meet the needs of major multi-national tenants,” stated Esteban Saldarriaga, CEO of LLP. “The new agreements also support our future growth as we continue to establish high-quality, strategically located facilities in target markets, reinforcing the Company’s position as one of the leading providers of logistic facilities across the region.”

On August 15, 2023, LatAm Logistic Properties and two (NYSE: TWOA) (“TWOA”), a special purpose acquisition company, announced that they entered into a definitive business combination agreement pursuant to which, and subject to regulatory and shareholder approvals and other customary closing conditions, each of LLP and TWOA will merge with newly formed subsidiaries of a to-be-formed holding company (“Pubco”). The ordinary shares of Pubco are expected to be listed on the New York Stock Exchange. Additional information about the proposed business combination will be described in Pubco’s proxy statement/prospectus as filed with the U.S. Securities and Exchange Commission (the “SEC”).

About LatAm Logistic Properties

LatAm Logistic Properties, S.A. is a leading developer, owner, and manager of institutional quality, class A industrial and logistics real estate in Central and South America. LLP’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies. LLP’s strong customer relationships and insight is expected to enable future growth through the development and acquisition of high-quality, strategically located facilities in its target markets. As of June 30, 2023, LLP consisted of an operating and development portfolio of twenty-eight logistic facilities in Colombia, Peru and Costa Rica totaling more than 650,000 square meters (approximately 7.0 million square feet) of GLA.

Forward-Looking Statements

This communication contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this communication should not be construed as a commitment by LLP to provide guidance on such information in the future. Certain statements in this communication may be considered forward-looking statements within the meaning of federal securities laws. Forward-looking statements include, without limitation, statements about future events or LLP’s future financial or operating performance. For example, statements regarding anticipated growth in the industry in which LLP operates and anticipated growth in demand for LLP’s products and solutions, the anticipated size of LLP’s addressable market and other metrics, statements regarding the benefits of the proposed business combination, and the anticipated timing of the completion of the proposed business combination are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma,” “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology.

These forward-looking statements regarding future events and the future results of LLP are based on current expectations, estimates, forecasts, and projections about the industry in which LLP operates, as well as the beliefs and assumptions of LLP’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LLP’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LLP’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LLP therefore cautions against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LLP and its management, as the case may be, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LLP’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed business combination; (ii) the outcome of any legal proceedings that may be instituted against LLP, TWOA, Pubco or others following the announcement of the proposed business combination and any definitive agreements with respect thereto; (iii) the inability to complete the proposed business combination due to the failure to obtain consents and approvals of the shareholders of TWOA, to obtain financing to complete the proposed business combination or to satisfy other conditions to closing, or delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the proposed business combination agreement; (iv) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (v) LLP’s and Pubco’s ability to manage growth; (vi) the ability to meet stock exchange listing standards following the consummation of the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations of LLP as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of LLP to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws, regulations, political and economic developments; (xi) the possibility that LLP may be adversely affected by other economic, business and/or competitive factors; (xii) LLP’s estimates of expenses and profitability; and (xiii) other risks and uncertainties set forth in the filings by TWOA with the SEC. There may be additional risks that LLP does not presently know or that LLP currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LLP speak only as of the date they are made. LLP does not undertake any obligation to update any forward-looking statements to reflect any changes in its expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, attendees and recipients should not place undue reliance on forward-looking statements due to their inherent uncertainty.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

LLP disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold LLP or any of its directors, officers, employees, affiliates, agents, advisors or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

Industry and Market Data

This communication also contains estimates and other statistical data made by independent parties which they believe to be reliable and by LLP relating to market size and growth and other data about LLP’s industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of the future performance of the markets in which LLP operates are necessarily subject to a high degree of uncertainty and risk. LLP has not independently verified the accuracy or completeness of the independent parties’ information. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of such independent information.

Additional Information

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed business combination, Pubco intends to file with the SEC a registration statement on Form F-4 containing a preliminary proxy statement of TWOA and a preliminary prospectus of Pubco, and after the registration statement is declared effective, TWOA will mail a definitive proxy statement/prospectus relating to the proposed business combination to its shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. LLP’s and TWOA’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about LLP, TWOA, Pubco and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of TWOA as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: two, 195 US HWY 50, Suite 208, Zephyr Cove, NV 89448; Tel: (310) 954-9665.

Participants in the Solicitation

TWOA and its directors and executive officers may be deemed participants in the solicitation of proxies from TWOA’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in TWOA is contained in TWOA’s filings with the SEC, which are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to: two, 195 US HWY 50, Suite 208, Zephyr Cove, NV 89448; Tel: (310) 954-9665. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

LLP, Pubco and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of TWOA in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination when available.

Media Relations Contact:

Zach Kouwe / Kendal Till

Dukas Linden Public Relations

+1 646-722-6533

LLP@dlpr.com